LATHAM&WATKINS LLP

1st Version

October 27, 2005

555 Eleventh Street, N.W., Suite 1000
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Tel: (202) 637-2200 Fax: (202) 637-2201
www.lw.com

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Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: **Cbeyond Communications, Inc.**
Registration Statement on Form S-1
Filed May 16, 2005, as amended to date
File No. 333-124971

Dear Mr. Spirgel:

In connection with the offering (the "Offering") by Cbeyond Communications, Inc. (the "Company") pursuant to the above-referenced Registration Statement, the underwriters of the Offering have informed us that, due to present market conditions, it would be advisable to reduce the price range of the Offering from $16.00 to $18.00 per share, as stated in the preliminary prospectus, to $13.00 to $14.00 per share and to increase the number of shares being offered by the Company in the Offering from 6,058,823 shares, as stated in the preliminary prospectus, to 6,104,575 shares.

The reduction of the initial public offering price will have the effect of decreasing the per share dilution to investors who purchase shares in the Offering. In particular, based on the midpoint of the original and revised price ranges for the Offering, the dilution in the net tangible book value to investors who purchase shares in the Offering will decrease from $13.00 per share to $10.28 per share.

The changes to the Offering will not affect the Company's leverage, use of proceeds or anticipated revenues. The Company believes, and it has confirmed that the underwriters believe, that the changes to the preliminary prospectus included in Amendment No. 8 do not represent a material adverse change to the disclosure contained in the preliminary prospectus.

The underwriters have confirmed to the Company that they will orally inform their accounts of these changes to the Offering before the accounts are asked to commit to purchase. In particular, the underwriters have confirmed that they will contact their accounts and discuss with them the reduced offering price prior to the confirmation of purchase orders. The underwriters have further advised that all of their confirmations of purchase orders will be

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October 27, 2005
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LATHAM&WATKINS LLP

accompanied by a final prospectus that has been amended to reflect the price and size of the Offering.

As a result, the Company confirms its request to be declared effective today.

If you have any questions or comments with regard hereto, please contact Christopher L. Kaufman at (650) 463-2606 or the undersigned at (202) 637-2165.

Very truly yours,

Joel H. Trotter
of LATHAM & WATKINS LLP

cc: James F. Geiger
        J. Robert Fugate
            Cbeyond Communications, Inc.

        Michael J. Murdy
            Ernst & Young LLP

        Christopher L. Kaufman
            Latham & Watkins LLP

        John T. Gaffney
            Cravath, Swaine & Moore LLP

DC\803528.1

Deutsche Bank Securities Inc.
60 Wall Street
New York, New York 10005

October 27, 2005

<u>VIA EDGAR CORRESPONDENCE</u>

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0305
Attn: Mr. Larry Spirgel

         <u>Re:</u>   <u>Cbeyond Communications, Inc.</u>
                    <u>Registration Statement on Form S-1</u>
                    <u>File No. 333-124971</u>

Dear Mr. Spirgel:

         The undersigned, Deutsche Bank Securities Inc., is acting as representative of the several underwriters (the "Underwriters") in connection with the offering (the "Offering") of common stock, par value $0.01 per share, of Cbeyond Communications, Inc. (the "Company") pursuant to the above-captioned Registration Statement on Form S-1. On behalf of the Underwriters, we hereby advise you that, after discussion with the Company and its advisors, we believe that the changes to the preliminary prospectus included in Amendment No. 8 to the Registration Statement do not represent a material adverse change to the disclosure contained in the preliminary prospectus that was previously distributed to prospective investors. We also advise you that the Underwriters will contact their accounts and discuss with them the changes to the Offering prior to the confirmation of purchase orders and that all confirmations of purchase orders by the Underwriters will be accompanied by a final prospectus that reflects the changes to the Offering.

                        Sincerely,

                        DEUTSCHE BANK SECURITIES INC.

                        By: _____
                        Name: *David Pearson*
                        Title: *Managing Director*

                        By: _____
                        Name: *Jeffrey Mortara*
                        Title: *Managing director*

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: (202) 637-2200 Fax: (202) 637-2201
www.lw.com

LATHAM&WATKINS LLP

FIRM / AFFILIATE OFFICES

Boston	New York
Brussels	Northern Virginia
Chicago	Orange County
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Moscow	Tokyo
New Jersey	Washington, D.C.

FACSIMILE TRANSMISSION

October 27, 2005

To: Derek Swanson
SEC

Fax: 202-772-9205   **Tel:**

From: Sapna Mehta

Re: Cbeyond Communications

☐ Original(s) to follow   Number of pages, including cover: 4

If there are any problems with this transmission, please call (202) 637-2392.